U.S. Securities and Exchange Commission
                             Washington, D.C. 20449

                          Notice of Exempt Solicitation
                       Submitted pursuant to Rule 14a-6(g)


1.   Name of Registrant:

     Clayton Homes, Inc.

2.   Name of person relying on exemption:

     Third Avenue Management LLC

3.   Address of person relying on the exemption:

     622 Third Avenue
     32nd Floor
     New York, NY 10017

4.   Written materials. The following written materials are attached:

     Exhibit 1:  Press Release dated June 27, 2003.
     Exhibit 2: Letter from Michael H. Winer on behalf of Third Avenue Management LLC.